BB 9/7

11015367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 JONESBORO ROAD
(No. and Street)

MCDONOUGH (City) GA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY S. SIEGEL 678-583-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK F. GAMEL, PC
(Name – *if individual, state last, first, middle name*)

8218 DURALEE LANE (Address) DOUGLASVILLE (City) GA (State) 30134 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 25 2011
REGISTRATIONS BRANCH
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 9/8

OATH OR AFFIRMATION

I, JEFFREY S. SIEGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CHURCH FINANCE, INC., as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public, Spalding County, Georgia
My Commission Expires Feb. 6, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2011 AND 2010

Jack F. Gamel, P.C.

Certified Public Accountants

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2011 AND 2010

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2011 and 2010, and the related statements of income, shareholders' equity, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Accounting Oversight Board (United States), the effectiveness of the Commonwealth Church Finance Inc's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 9, 2011, expressed an unqualified opinion on the effectveness of the Company's internal control over financial reporting.

The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements of Commonwealth Church Finance, Inc. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Jack F. Gamel, P.C.

August 9, 2011

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, the Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Commonwealth Church Finance Inc's management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition or the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management's assessment that Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2011, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Commonwealth Church Finance Inc maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the comparative balance sheets of Commonwealth Church Finance Inc as of June 30, 2011 and 2010, and the related statements of comparative income, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2011 and 2010, and our report dated August 9, 2011, expressed an unqualified opinion thereon.

Jack F Gamel, PC

August 9, 2011

Commonwealth Church Finance

Home Office - 677 Jonesboro Road, McDonough, GA 30253
Mailing Address - PO Box 1620, Stockbridge, GA 30281
E-mail - churchloans@commonwealthchurchfin.com
Phone (678) 583-9760/Fax (678) 583-9758
Toll Free -1-800-473-4124

Shareholders
Commonwealth Church Finance, Inc.

Management of Commonwealth Church Finance Inc is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of June 30, 2011. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on the Company's assessment of internal control over financial reporting under the COSO criteria, management concluded the Company's internal control over financial reporting was effective as of June 30, 2011

Jack F Gamel, PC, independent registered public accounting firm, audited the Company's assessment of internal control over financial reporting as of June 30, 2011, and their report thereon is included on the next page of this report.

Chief Executive Officer

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2011 AND 2010

ASSETS

		2011	2010
Current assets:			
Petty cash		$ 200	$ 200
Cash in bank accounts		164,614	307,230
Accrued income		248,702	75,446
Notes receivable	(Note 2)	0	41,279
Prepaid income taxes		2,690	2,730
Total current assets		416,206	426,885
Fixed assets:			
Property and equipment		65,793	64,212
Less accumulated depreciation		61,531	58,185
		4,262	6,027
		$ 420,468	$ 432,912

LIABILITIES AND SHAREHOLDER'S EQUITY

		2011	2010
Current liabilities:			
Accrued expenses	(Note 3)	$ 268,279	$ 240,884
Total current liabilities		268,279	240,884
Shareholder's equity:			
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding		21,000	21,000
Paid-in-capital		150,437	90,437
Retained earnings		(19,248)	80,591
		152,189	192,028
		$ 420,468	$ 432,912

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

		2011	2010
Revenue, net of returns		$ 2,817,637	$ 2,534,313
Expenses:			
Salaries and compensation - officers		376,942	353,654
Salaries and compensation - other		1,194,325	799,167
Payroll services and taxes		275,846	191,359
Commissions - other broker dealers		0	200
Independent contractor compensation		291,451	504,710
Other benefits		9,191	15,818
Advertising		10,564	2,485
Auditing & accounting		20,313	19,819
Automotive		27,562	34,508
Bad debt expense	(Note 2)	41,279	0
Branch office expenses		22,313	14,203
Computer and software maintenance		20,267	14,511
Conferences and conventions		4,749	1,668
Contributions		3,000	200
Credit reporting		5,256	4,706
Depreciation		3,346	2,546
Directors fees		43,000	27,000
Due diligence		15,577	18,821
Dues and subscriptions		9,637	7,838
Equipment maintenance and rental		70,170	68,262
Insurance		827	788
Interest and bank charges		1,401	3,241
Legal expenses		131,226	103,021
Meeting expenses		31,103	10,150
Miscellaneous		4,059	8,835
Office expense		14,476	7,383
Origination expense		70,244	45,936
Postage and freight		30,075	28,306
Printing		5,568	6,424
Promotions and awards		1,250	503
Recruiting		776	0
Regulatory expense		37,515	74,075
Rent		60,000	48,000
Repairs and maintenance		9,021	8,578
Security expense		411	196
Small equipment purchase		673	794
Staff broker expenses		2,242	0
Staff originator expense		4,633	0
Supervisory and on-site expenses		4,555	785
Taxes and licenses		9,240	8,191
Telephone		$ 21,084	$ 23,086

See notes to financial statements

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010
Training	$ 7,309	$ 1,322
Travel and entertainment	3,609	2,763
Utilities	6,199	6,155
	2,902,283	2,470,007
Operating income (loss)	(84,647)	64,306
Other income (expenses):		
Interest income	1,199	1,673
Loss on abandoned assets	0	(411)
	1,199	1,262
Income (loss) before taxes	(83,448)	65,568
Expenses	0	0
	0	0
Net income (loss)	(83,448)	65,568
Retained earnings, beginning	80,591	15,023
Less: Dividends paid	(16,391)	0
	64,200	15,023
Retained earnings, ending	$ (19,248)	$ 80,591

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (83,448)	$ 65,568
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	3,346	2,546
Changes in operating assets and liabilities:		
Accrued income	(173,256)	(19,446)
Notes receivable	41,279	(41,279)
Income taxes payable	40	1,455
Accrued liabilities	27,395	69,816
Contingent liabilities	0	(16,667)
Notes payable	0	(23,539)
Net cash provided by (used in) operating activities	(184,644)	38,454
Cash flows from investing activities:		
Purchase of office equipment	(1,581)	(2,593)
Purchase of office equipment	0	0
Net cash provided by (used in) investing activities	(1,581)	(2,182)
Cash flows from financing activities:		
Dividends paid	(16,391)	0
Additional paid in capital	60,000	0
Net cash provided by (used in) financing activities	43,609	0
Net increase (decrease) in cash	$ (142,616)	$ 36,272

See notes to financial statements

1. Summary of significant accounting policies:

Operation:

The Company is organized to originate bond issues for non profit organizations and sell bonds from these offerings to the public.

Depreciable assets:

Depreciable assets are stated at cost.

Depreciation:

The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Notes Receivable:

The unsecured promissory notes from Ronald W. North for a total of $41,279 were forgiven at the time of his resignation from the company due to an inability to pay resulting in a bad debt expense of $41,279.

3. Accrued expenses:

Accrued expenses includes accounts payable, accrued liabilities, and other expenses.

4. Commitments and contingent liabilities:

The Company leases office space from Turner, Unruh, and Siegel, LLC, a partnership, 100% owned by three of the shareholders of Commonwealth Church Finance, Inc for $5,000 per month. The lease is a long-term lease.

The Company leases office equipment and vehicles for $6,773 per month.

The Company has an unrecorded liability of $450,000 for litigation from a civil action file dated February 25, 2010. Legal counsel is unable to determine whether an unfavorable outcome from this matter is probable or remote or to estimate the amount or range of potential loss, if any.

5. Provision for income tax:

There is no provision for income tax because the company has a net operating loss of $87,263 carried forward from prior tax years to the current income tax year.